Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES THIRD QUARTER FISCAL YEAR 2015 FINANCIAL RESULTS

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Vancouver, British Columbia – November 4, 2015 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today reported financial results for the third quarter ended September 30, 2015. Norsat serves global customers primarily through two business units: Land Mobile Radio (Sinclair) and Satellite Communications. All financial results are reported in US dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

Financial Highlights

  Third quarter revenue for 2015 was up 14% to $9.3 million, compared to $8.1 million during the same period in 2014.

  Adjusted EBITDA(1) (a non-IFRS metric, see Table A) was up 70% to $1.7million for the third quarter of 2015, compared to $1.0 million in the same period in 2014.

  Third quarter of 2015 net earnings were up 50% to $1.5 million, or $0.26 per share, basic and diluted, compared to $1.0 million or $0.17 per share, basic and diluted, for the third quarter in 2014.

Recent Events

  In July 2015, the Company received an approximate $700,000 follow-on order to the original $3.5 million award announced on February 19, 2015 from a Tier 1 Eurasian defense contractor for a range of Norsat’s portable satellite terminals. This follow-on order increases the total contract awarded to approximately $4.2 million.

  In August 2015, the Company announced that Sinclair Technologies had begun shipments of the newly designed SE41x series of wideband enclosed dipole antennas which covers the entire 746 – 960 MHz band in just one antenna, and would otherwise require the installation of three antennas to obtain the same coverage. The creative design and construction permits excellent pattern control and greater efficiency.

  In August 2015, the Company announced that Sinclair Technologies, had launched a new, customized version of the SM2600D, low profile, multi-band, multi-port antenna platform that is ideally suited for the transportation market.

  In October 2015, the Company announced that it had been awarded a $2.7 million order from a major U.S. military contractor to supply the newest generation of Maritime VSAT terminals. Under the agreement, Norsat will supply its MarineLink COM12 1.2m and MarineLink COM15X 1.5m dual antenna maritime VSAT terminals to support sea-borne communications.

(1)	EBITDA and Adjusted EBITDA is a Non-IFRS Measure that is defined in the 2014 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

Management Discussion

Dr. Amiee Chan, president and chief executive officer of Norsat, commented, “The third quarter demonstrated continued solid operating results as we continue to work through the sizable backlog of orders booked earlier this year. We are experiencing increased demand for components and solutions supplied to militaries around the globe which is driving improvements in our Satellite Communications segment. Year to date, we have booked approximately $7.9 million in orders for larger military-based projects compared to $1.7 million during 2014, including our recently announced $2.7 million order from a major U.S. military contractor to supply our newest generation of Maritime VSAT terminals. Our customers continue to be highly satisfied with our products’ capabilities to meet their highly stringent demands. Offsetting the improved results within the Satellite Communications segment is a continuation of headwinds within our Land Mobile Radio (LMR) segment both in the U.S. and particularly in the Canadian public safety markets. Partially offsetting the softness in LMR is an increase in sales of our positive train control (PTC) products. While the deadline for certain railroads to install PTC technologies is December 31, 2015 it is expected the mandate will be extended over the coming months and we believe the program’s scope will continue over the coming years as thousands of locomotives and miles of track still need equipment to enable PTC to be fully operational, providing Norsat with a strong backlog of order flow for years to come.”

Dr. Chan continued, “Overall, Norsat continues to produce strong profitability on a quarterly and annual basis due to the diversification in both our markets and products over the last few years. Along those lines, we remain committed to investment in research and development. During the quarter we launched the newly designed SE41x series of wideband enclosed dipole antennas which covers the entire 746 – 960 MHz band in just one antenna, and would otherwise require the installation of three antennas to obtain the same coverage, as well as our new SM2600D, low profile, multi-band, multi-port antenna platform that is ideally suited for the transportation market. We expect these products to be good contributors in the coming years.”

Arthur Chin, chief financial officer of Norsat commented, “The third quarter results for fiscal 2015 continued to demonstrate our focus towards producing profits and strong cash flow. This string of continued profitability and strong cash flows over the last few years have allowed us to accelerate repayment on our acquisition loan and going forward should continue to improve our capital structure.”

Dr. Chan concluded, “While we continue to strive for growth at Norsat, in the interim, we are highly profitable and continue to produce strong cash flow. We have made progress over the last year in bringing to market new products and solutions that can be a driver of sustained success for Norsat for many years to come and will help to be a factor in offsetting certain business cycles within segments of our addressable markets. We remain confident in our business strategy and are excited for the opportunities that lie ahead.”

Financial Review

For the three months ended September 30, 2015

For the three months ended September 30, 2015, total sales were $9.3 million, compared to $8.1 million from the same quarter of 2014. Sales from the Sinclair Technologies segment were $4.8 million for the third quarter of 2015, compared to $4.7 million during the same period in 2014. This segment continues to experience softness in the infrastructure and public safety markets, particularly in the Canadian markets, however sales in the PTC segment have rebounded since last year and helped deliver modest growth in the LMR division for the quarter compared to the same period in 2014. Third quarter Satellite Communications sales were $4.5 million, compared to $3.4 million in Q3 2014, reflecting stronger satellite terminal sales which were $2.2 million compared to $0.3 million in the same period a year ago. Other service revenues were approximately $60,000 compared to $0.1 million in Q3 2014. Within the Satellite Communications segment, third quarter microwave product sales were $2.3 million, compared to $3.0 million in the third quarter of 2014. The $0.7 million decrease was mainly due to deliveries against a significant ATOM product contract in 2014, which was not repeated in 2015.

On a consolidated basis, gross profit was $3.9 million compared to $3.3 million for the three months ended September 30, 2014 and third quarter gross margin percentages were 42% compared to gross margins of 41% for the same period in 2014. The Sinclair Technologies segment achieved a third quarter gross profit margin of 50%, compared to 41% gross margin in the same quarter in 2014. The increase in gross margin primarily reflects the strengthening of the U.S. dollar against the Canadian dollar as our labor and overhead costs are predominately in Canadian dollars, and as well as an improved product mix of sales of higher margin products. The Satellite Communications segment recorded a gross profit margin of 34%, compared to a gross margin of 43% during the same quarter of 2014 due to product mix and competitive price pressures within our microwave products, offset by higher sales volume and higher-margin revenues in the product mix of our satellite products.

For the three months ended September 30, 2015, total expenses increased slightly to $2.5 million, from $2.4 million compared to the same quarter in 2014.

Third quarter selling and distribution expenses were $1.2 million for the three months ended September 30, 2015, which is comparable to $1.2 million in 2014. Increased employee costs were offset by the strengthening of the U.S. dollar against the Canadian dollar as a significant portion of the Company’s selling distribution expenses are in

Canadian dollars.

Third quarter general and administration expenses decreased to $1.0 million, from $1.2 million incurred for the same period in 2014. The decrease reflects strengthening of the U.S. dollar against the Canadian dollar as a significant portion of the Company’s administration expenses are in Canadian dollars, offset by increase in strategic investments.

Third quarter direct product development expenses were $0.7 million compared to $0.6 million during the same period last year. The increase in headcount in product development was offset by the strengthening of the U.S. dollar against the Canadian dollar as a significant portion of the Company’s product development expenses are in Canadian dollars.

Direct product development expenses were offset by government contributions of $0.3 million in the third quarter of 2015, which is on par with government contributions of approximately $0.3 million for the same period in 2014, resulting in net product development expenses of approximately $352,000 in the third quarter of 2015, on par with approximately $322,000 in the same period in 2014.

Other income for the third quarter of 2015 was approximately $7,000, compared to a $0.3 million during the same period last year. The change reflects a decrease of foreign exchange gain to approximately $40,000 in the third quarter of 2015 compared to $0.3 million in the same period of 2014. Interest and bank charges decreased to approximately $34,000 in the third quarter of 2015 compared to $46,000 for the same period in 2014, reflecting lower interest costs from no debt during the third quarter of 2015, whereas in the same period in 2014 the Company had an average debt balance at approximately $3.6 million.

Third quarter earnings before income taxes increased to $1.4 million compared to $0.9 million for the same period in 2014.

Net income tax recovery was approximately $67,000 in the third quarter of 2015, compared to approximately $74,000 in the same period in 2014.

Third quarter net earnings was $1.5 million, or $0.26 per share, basic and diluted, compared to $1.0 million or $0.17 per share, basic and diluted for the third quarter in 2014.

Adjusted EBITDA(1) for the three months ended September 30, 2015 was $1.7 million, compared to $1.0 million for the same period in 2014. See Table A for a reconciliation.

For the nine months ended September 30, 2015

For the nine months ended September 30, 2015, total sales were $26.6 million which is comparable to $26.8 million for the same period last year. Sales from our Sinclair Technologies segment were $14.2 million in the nine months ended September 30, 2015, comparable to $15.9 million during the same period in 2014. Sales from this segment were impacted by the continued softness in the infrastructure and public safety markets, particularly in the Canadian markets. Satellite Communications sales increased to $12.4 million for the nine months ended September 30, 2015, compared to $10.9 million for the same period in 2014, reflecting stronger satellite terminal sales of $6.0 million for the nine months ended September 30, 2015 compared to $1.0 million in the same period a year ago, offset by Microwave Products sales totaling $6.2 million in the first nine months of 2015, compared to $9.3 million during the same period in 2014. The $3.1 million decrease was mainly due to the deliveries against a significant ATOM product contract in 2014, which was not repeated in 2015. Other service revenues decreased to $0.2 million for the nine months ended September 30, 2015 from $0.6 million in Q3 2014. The decrease reflects the non-renewal of significant airtime contracts.

On a consolidated basis, gross margin percentage was 40% for the nine months ended September 30, 2015, on par to 41% from the same period in 2014. Our Sinclair Technologies segment achieved gross margin of 46% for the nine months ended September 30, 2015, compared to 40% for the same period in 2014. The increase in gross margin reflects the strengthening of the U.S. dollar against the Canadian dollar as our labor and overhead costs are predominately in Canadian dollars, and certain materials costs that are in Canadian dollars. Margins from the Satellite Communications segment were 34% for the nine months ended September 30, 2015, compared to 43% to the same period of 2014. Within the Satellite Communications segment, Satellite Solutions gross margin decreased to 28% year-to-date, from 30% in the nine months ended September 30, 2014, reflecting lower-margin revenues in the product mix. Microwave Products margins decreased to 39% in the first nine months from 45% in the same period in 2014. The decrease reflects lower-margin revenues in the product mix and competitive price pressures.

For the nine months ended September 30, 2015, total expenses increased to $8.1 million, from $7.4 million during the same period in 2014, mainly as a result of other expenses of $0.3 million in 2015 compared to other income of $0.8 million in the same period in 2014.

For the nine months period, selling and distributing expenses decreased to $3.8 million, compared to $3.9 million for the same period in 2014. Increased employee costs were offset by the strengthening of the U.S. dollar against the Canadian dollar as a significant portion of the Company’s selling distribution expenses are in Canadian dollars.

General and administrative expenses decreased to $2.9 million for the nine months ended September 30, 2015, compared to $3.1 million in the same period in 2014. Increased strategic investments were offset by the strengthening of the U.S. dollar against the Canadian dollar as a significant portion of the Company’s administration expenses are in Canadian dollars.

Direct product development expenses for the nine months ended September 30, 2015 increased to $2.1 million from $1.9 million during the same period last year. The increased headcount in product development was partially offset by the strengthening of the U.S. dollar against the Canadian dollar as a significant portion of the Company’s product development expenses are in Canadian dollars.

Direct product development expenses were offset by government contributions of $1.0 million in the nine months ended September 30, 2015, compared to government contributions of approximately $0.9 million for the same period in 2014, resulting in net product development expenses of approximately $1.2 million in the nine months ended September 30, 2015, on par with $1.2 million in the same period in 2014.

Net other expenses for the nine months ended September 30, 2015 were $0.3 million versus a $0.8 million net other income during the same period last year. The change reflects a $0.3 million loss on foreign exchange for the nine months ended September 30, 2015 compared to a gain on foreign exchange of $0.9 million for the same period in 2014. This change was offset by other income of $0.2 million in the nine months ended September 30, 2015, and lower interest expense in the nine months ended September 30, 2015 at approximately $110,000 compared to approximately $150,000 in the same period in 2014, as result of Company repaying the entire acquisition loan during Q2 2015.

For the nine months ended September 30, 2015 earnings before income taxes decreased to $2.6 million, from $3.7 million during the same period in 2014.

Income tax recovery was approximately $69,000 for the nine months ended September 30, 2015 compared to $0.4 million for the same period in 2014

For the nine months ended September 30, 2015 net earnings was $2.7 million, or $0.47 per share, basic and diluted, compared to $4.1 million or $0.72 per share, basic and diluted for the same period in 2014.

Adjusted EBITDA(1) for the nine months ended September 30, 2015 was $3.8 million, compared to $3.9 million for the same period in 2014.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

(Table A)

('000s)	Three months ended September 30,				Nine Months ended September 30,
	2015	2014	Change	Change	2015	2014	Change	Change
	$	$	$	%	$	$	$	%
Net earnings for the period	1,474	968	506	52	2,708	4,144	(1,436)	(35)
Interest (income)/expense	(1)	29	(30)	>(100)	21	94	(73)	(78)
Amortization and depreciation	321	277	44	16	979	900	79	9
Tax recovery	(67)	(74)	7	(9)	(69)	(427)	358	(84)
EBITDA	1,727	1,200	527	44	3,639	4,711	(1,072)	(23)
Foreign exchange loss/ (gain)	(40)	(363)	323	(89)	348	(948)	1,296	>(100)
Other income	-	-	-	-	(199)	-	(199)	-
Corporate Development costs	-	180	(180)	(100)	-	180	(180)	(100)
Adjusted EBITDA	1,687	1,017	670	66	3,788	3,943	(155)	(4)

(1)	EBITDA and Adjusted EBITDA is a Non-IFRS Measure that is defined in the 2014 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

Financial Position

Norsat ended the third quarter of 2015 with cash and cash equivalents of $4.9 million, compared to $4.4 million as at September 30, 2014 and $5.5 million as at December 31, 2014. For the three months ended September 30, 2015 the Company reported no bank debt outstanding as it repaid the remaining balance during the second quarter. For the nine months ended September 30, 2015, the Company made principal repayments totaling $2.3 million including $1.3 million in voluntary accelerated payments against the acquisition loan.

The Company has issued a standby letter of credit of $0.2 million against its credit facilities totaling $3.1 million as at September 30, 2015.

Working capital as at September 30, 2015 was at $17.7 million, compared to $13.8 million at December 31, 2014. The Current Ratio as at September 30, 2015 was 3.6 times, compared to 2.4 times as at December 31, 2014.

Outlook

As the Company looks towards the remainder of the year, it expects its Land Mobile Radio division’s revenue to remain stable at recent levels due to ongoing softness in its exposure to Canadian markets and the adverse effect of converting Canadian dollar denominated sales to U.S. dollars. The Satellite Communications segment’s revenue continues to improve, but will depend on customer acceptance for significant shipments made close to year-end. At this time, 2015 revenues are expected to be similar to fiscal 2014.

Looking longer-term, the Company continues to invest in research and development to diversify its business by broadening its product portfolio and expanding its customer base on a geographic and market sector basis. Norsat continues to focus on markets beyond the U.S., as well as on the commercial, resource, transportation and public safety segments. The Company is also continuing to pursue other new revenue opportunities both organically and via acquisitions.

Despite the current global economic uncertainties, Norsat continues to produce profitability and strong cash flow. This stability has created a strong financial position and capital structure, and will enable management to continue to create excellent conditions for realizing additional growth opportunities through business combinations. The Company will continue to actively pursue merger and acquisition opportunities that provide strong value, further key strategic objectives and have the potential to be accretive to shareholders. In the interim, the Company’s cash position should continue to remain strong.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Conference Call Details

Norsat will host a conference call today, November 4, 2015 at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss 2015 third quarter results. To access the conference call, please dial toll-free 1-888-886-7786 or 416-764-8658. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 – 15 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	September 30, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$4,936,986	$5,513,733
Trade and other receivables	8,423,876	7,570,110
Inventories	10,619,283	10,120,374
Prepaid expenses and other	610,859	426,093
Current assets	24,591,004	23,630,310
Non-current assets
Property and equipment, net	648,318	855,978
Intangible assets, net	5,124,277	6,360,336
Goodwill	4,224,349	4,736,470
Long-term prepaid expenses and other	9,340	9,340
Deferred income tax assets	4,700,000	4,900,000
Non-current assets	14,706,284	16,862,124
Total assets	$39,297,288	$40,492,434
LIABILITIES
Current liabilities
Trade and other payables	$2,846,498	$2,831,911
Accrued liabilities	2,344,524	2,601,163
Provisions	887,231	766,371
Taxes payable	-	120,038
Deferred revenue	795,350	1,169,816
Current liabilities before acquisition loan	6,873,603	7,489,299
Acquisition loan	-	2,371,266
Current liabilities	6,873,603	9,860,565
Non-current liabilities
Long-term deferred revenue	55,991	18,426
Deferred income tax liabilities	1,363,416	1,629,001
Non-current liabilities	1,419,407	1,647,427
Total liabilities	8,293,010	11,507,992
SHAREHOLDERS' EQUITY
Issued capital	39,850,648	39,850,648
Treasury shares	(416,423)	(326,527)
Contributed surplus	4,354,005	4,371,778
Accumulated other comprehensive loss	(3,614,554)	(3,033,963)
Deficit	(9,169,398)	(11,877,494)
Total shareholders' equity	31,004,278	28,984,442
Total liabilities and shareholders' equity	$39,297,288	$40,492,434

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars - Unaudited)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014

Revenue	$9,278,889	$8,106,661	$26,639,305	$26,808,272
Cost of sales	5,359,040	4,791,478	15,878,587	15,690,607
Gross profit	3,919,849	3,315,183	10,760,718	11,117,665

Expenses:
Selling and distributing expenses	1,183,898	1,209,669	3,722,686	3,886,404
General and administrative expenses	983,593	1,206,502	2,910,621	3,110,402
Product development expenses	674,879	644,189	2,164,587	2,096,778
Less: Government contributions	(322,828)	(322,120)	(966,785)	(891,877)
Total expenses	2,519,542	2,738,240	7,831,109	8,201,707
Earnings before other expenses/(income)	1,400,307	576,943	2,929,609	2,915,958

Other expenses/(income):
Write-off of property and equipment	-	-	31,139	-
Other income	-	-	(198,997)	-
Interest and bank charges	33,637	46,183	109,943	147,061
(Gain)/loss on foreign exchange	(40,339)	(362,666)	348,202	(948,425)
Earnings before income taxes	1,407,009	893,426	2,639,322	3,717,322

Current income tax recovery	-	(4,370)	(66,068)	(217,533)
Deferred income tax recovery	(67,291)	(69,792)	(2,706)	(209,376)
Net earnings	$1,474,300	$967,588	$2,708,096	$4,144,231

Other comprehensive income/(loss)
Exchange differences on translation of operations in currencies other than US Dollars	(501,214)	(1,215,894)	(580,591)	(1,767,301)
Total comprehensive income/(loss)	$973,086	$(248,306)	$2,127,505	$2,376,930

Net earnings per share
Basic earnings per share	$0.26	$0.17	$0.47	$0.72
Diluted earnings per share	$0.26	$0.17	$0.47	$0.72

Weighted average number of shares outstanding
Basic	5,747,653	5,760,932	5,757,688	5,764,531
Diluted	5,769,721	5,762,974	5,778,383	5,767,919

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US Dollars - Unaudited)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014

Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the period	$1,474,300	$967,588	$2,708,096	$4,144,231
Income taxes (paid)/refunded	-	(70,565)	(43,270)	57,549
Non-cash adjustments to reconcile net earnings to net cash flows:
Depreciation and amortization	320,716	276,666	978,507	899,509
Write-off of property and equipment	-	-	31,139	-
Realized and unrealized foreign exchange (gain)/loss	(40,339)	(362,665)	348,202	(948,424)
Acquisition loan cost amortization	-	6,786	2,262	20,359
Other income	-	-	(198,997)	-
Current income tax recovery	-	(4,371)	(66,068)	(217,534)
Deferred income tax recovery	(67,291)	(69,792)	(2,706)	(209,376)
Share-based payments	61,899	43,020	180,260	166,988
Vesting of RSUs	-	9,485	(14,632)	(58,600)
Government contributions	(322,828)	(322,120)	(966,785)	(891,877)
Changes in non-cash working capital	986,521	1,243,888	(1,901,965)	(631,672)
Net cash flows provided by operating activities	2,412,978	1,717,920	1,054,043	2,331,153

Investing activities:
Purchase of intangible assets, property and equipment	(58,037)	(196,074)	(157,586)	(406,498)
Proceeds from government contributions for acquisition of property and equipment	-	-	-	26,551
Net cash flows used in investing activities	(58,037)	(196,074)	(157,586)	(379,947)

Financing activities:
Repayment of acquisition loan	-	(480,000)	(2,286,762)	(1,440,000)
Purchase of treasury shares, including purchase costs	-	-	(273,298)	(111,785)
Proceeds from government contributions	-	379,310	833,211	997,783
Net cash flows used in financing activities	-	(100,690)	(1,726,849)	(554,002)

Effect of foreign currency translation on cash and cash equivalents	(13,167)	(256,616)	253,645	(272,154)

Increase/(decrease) in cash and cash equivalents	2,341,774	1,164,540	(576,747)	1,125,050
Cash and cash equivalents, beginning of period	2,595,212	3,233,105	5,513,733	3,272,595
Cash and cash equivalents, end of period	$4,936,986	$4,397,645	$4,936,986	$4,397,645

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

###

For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)
Email: norsat@lythampartners.com